OMB APPROVAL
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                                                       OMB Number:   3235-0145
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                          UNITED STATES                Expires: August 31, 1999
                 SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
                      Washington, D.C. 20549           hours per form ....14.90
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                                  SCHEDULE 13G
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                 (Rule 13d-102)
                                (Amendment No. )


                           Latin American Casinos Inc.
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $.00067 par value
                         -------------------------------
                           (Title Class of Securities)


                                    51827W103
                                 --------------
                                 (CUSIP Number)


                                  July 31, 1999
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)





         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    |x|    Rule 13d-1(b)
                    |_|    Rule 13d-1(c)
                    |_|    Rule 13d-1(d)

                                  SCHEDULE 13D
---------------------------------                 ----------------------------
CUSIP No.  51827W103                                   Page 2 of 4 Pages
---------------------------------                 ----------------------------


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1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   M.H. Meyerson & Co., Inc.
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)*   (a)|_|
                                                                         (b)|_|
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3 SEC USE ONLY


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4 SOURCE OF FUNDS*(See Instructions)

           WC - Working Capital
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e) 9

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Delaware
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                           7      SOLE VOTING POWER

                                  695,841
          NUMBER OF        ---------------------------------------------------
           SHARES          8      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH          ---------------------------------------------------
          REPORTING        9      SOLE DISPOSITIVE POWER
            PERSON
             WITH                 695,841
                           ---------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          695,841
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.1%
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14 TYPE OF REPORTING PERSON*

          BD, CO
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.
           (a)    Name of Issuer:  Latin American Casinos Inc.
           (b)    Address of Issuer's Principal Executive Offices:
                     2000 NE 164th Street
                     North Miami Beach, Florida 33162

Item 2.
           (a)    Name of Person Filing:  M.H.Meyerson & Co., Inc.
           (b)    Address of Principal Business Office:
                     525 Washington Boulevard
                     Jersey City, New Jersey 07503
           (c)    Citizenship: Delaware corporation
           (d)    Title of Class of Securities: Common Stock, $.00067 par value
           (e)    CUSIP Number: 51827W103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
           (a) |x| Broker or dealer registered under Section 15 of the Exchange Act
           (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act
           (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act
           (d) |_| Investment company registered under Section 8 of the Investment Company Act
           (e) |_| An investment in accordance with Rule 13d-1(b)(1)(ii)(E)
           (f) |_| An employee benefit plan endowment fund, in accordance with Rule 13d-1(b)(1)(ii)(F)
           (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
           (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
           (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (j) 9 Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.    Ownership
           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
           (a) Amount Beneficially Owned: M.H. Meyerson & Co., Inc. beneficially owns an aggregate of 695,841 shares of Common Stock of Latin American Casinos Inc. This amount represents 161,101 shares of Common Stock and 484,365 common stock purchase warrants which are held in the trading account of M.H. Meyerson & Co., Inc. This amount also represents 50,375 shares of Common Stock that may be purchased by M.H. Meyerson & Co., Inc. upon exercise of fully vested investment banking warrants issued June 5, 1998 (AIB warrants@).

                  M.H. Meyerson & Co., Inc. is a publicly traded corporation. Mr. Martin H. Meyerson, the Chairman of the Board and a director of the company beneficially owns 2,465,190 shares of common stock, representing 44%, of M.H. Meyerson & Co., Inc. Mr. Meyerson is the registered holder of IP Warrants to acquire 50,375 shares of Common Stock of Latin American Casinos Inc. (b) Percent of Class: 18.1% (c) Number of shares as to which such person has: (i) sole power to vote or to direct vote: 695,841 (ii) shared power to vote or to direct vote: (iii) sole power to dispose or to direct the disposition of: 695,841 (iv) shared power to dispose or to direct the disposition of:

                               Page 3 of 4 pages

Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    8/4/99
                                                    ------------------------
                                                          Date

                                                    /s/ Michael Silvestri
                                                    -----------------------
                                                    Signature

                                                    Michael Silvestri, President
                                                    ----------------------------
                                                             Name/Title
                               Page 4 of 4 pages